Exhibit 1

IncrediMail Completes Acquisition of Smilebox Inc.

TEL-AVIV, Israel – August 31, 2011 -- IncrediMail Ltd. (Nasdaq: MAIL), a digital media company that  provides products and services to consumers to help make their everyday life simpler and more enjoyable, today announced it has completed the acquisition of Smilebox Inc., a U.S. consumer focused photo sharing and social expression company.  IncrediMail believes the acquisition will provide for a healthier and more diverse product portfolio and revenue mix, accelerate revenue growth and contribute to profitability.

About IncrediMail Ltd.
Founded in 1999, IncrediMail Ltd. (NASDAQ:MAIL) is a digital media company that builds downloadable consumer applications that make the everyday life of its users simpler and more enjoyable. Focusing on an underserved market of second wave adopters who value their time online, IncrediMail offers a growing portfolio of easy-to-use products.  The Company’s products include: IncrediMail Premium, an award winning e-mail product sold in over 100 countries in 10 different languages; Smilebox, an award winning photo social expression product and service that incorporates photos, videos and music into ecards, invitations, slideshows, digital scrapbooks, photobooks and postcards; and  PhotoJoy,  a photo sharing and discovery screensaver / wallpaper product. For more information on IncrediMail Ltd. (NASDAQ:MAIL), visit www.incredimail-corp.com.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, potential litigation associated with the transaction, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction and in integrating the acquired business, the distraction of management and the Company resulting from the proposed transaction, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2010. The Company does not assume any obligation to update these forward-looking statements.

Contact:
KCSA Strategic Communications
Rob Fink
212-896-1206
rfink@kcsa.com